Exhibit 77M

After the close of business on October 26, 2007, the Loomis Sayles Value Fund ("Value Fund") acquired all of the assets and liabilities of Natixis
Value Fund, pursuant to a plan of reorganization approved by Natixis Value Fund shareholders on October 12, 2007. The acquisition was accomplished by a tax-free exchange of 4,677,827
Class A shares of the Value Fund for 14,004,395
shares of the Natixis Value Fund Class A; 653,035
Class B shares of the Value Fund for 2,297,374 shares of the Natixis Value Fund Class B; and
127,550 Class C shares of the Value Fund for
448,235 shares of the Natixis Value Fund Class C.
Natixis Value Fund net assets at that date of $122,515,367, including $13,382,872 of net unrealized appreciation, were combined with those of the Value Fund. The aggregate net assets of the Value Fund immediately before the acquisition were $200,528,438. The combined net assets of the Value Fund immediately following the acquisition were $323,043,805.